

02044393

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 28 2002
WASH, D.C.
155
SECTION

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

[X] Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2001.

or

[ ] Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934
For the transition period from ______ to _____.

Commission file number: ~~333-41815~~ 1-13615

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rayovac 401(k) Savings Plan for Hourly Employees

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Rayovac Corporation
601 Rayovac Drive
Madison, Wisconsin 53711

The following financial statements are furnished herewith:

Independent Auditors' Report.
Statement of Assets Available for Plan Benefits.
Statement of Changes in Assets Available for Plan Benefits.
Notes to Financial Statements.

The following exhibit is furnished herewith:

Exhibit 23.1. Consent of KPMG LLP.


KPMG

RAYOVAC 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES

Financial Statements

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

RAYOVAC 401(k) SAVINGS PLAN
FOR HOURLY EMPLOYEES

Table of Contents

Schedules required by the Employee Retirement Income Security Act of 1974, as amended (ERISA) have been omitted because they are not applicable.



777 East Wisconsin Avenue
Milwaukee, WI 53202

Independent Auditors' Report

Plan Administrator
Rayovac 401(k) Savings Plan for Hourly Employees:

We have audited the accompanying statements of assets available for plan benefits of the Rayovac 401(k) Savings Plan for Hourly Employees (Plan) as of December 31, 2001 and 2000, and the related statement of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Rayovac 401(k) Savings Plan for Hourly Employees as of December 31, 2001 and 2000, and the changes in assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

May 3, 2002



RAYOVAC 401(k) SAVINGS PLAN
FOR HOURLY EMPLOYEES

Statements of Assets Available for Plan Benefits

December 31, 2001 and 2000

		2001	2000
Plan interest in Master Trust Agreement for Rayovac Corporation (note 6)	$	2,514,617	2,044,549
Assets available for plan benefits	$	2,514,617	2,044,549

See accompanying notes to financial statements.

RAYOVAC 401(k) SAVINGS PLAN
FOR HOURLY EMPLOYEES

Statements of Changes in Assets Available for Plan Benefits

Years ended December 31, 2001 and 2000

	2001	2000
Increase in assets:		
Participants' contributions	$ 720,717	772,491
Total increases	720,717	772,491
Deductions from assets:		
Investment loss from Master Trust Agreement for Rayovac Corporation (note 6)	(185,334)	(172,161)
Distributions and benefits paid	(107,479)	(99,078)
Administrative expenses	(4,136)	(3,980)
Total deductions	(296,949)	(275,219)
Net increase in assets prior to transfer from affiliated plan	423,768	497,272
Transfer of Master Trust assets from affiliated plan (note 1 (g))	46,300	71,768
Net increase in assets	470,068	569,040
Assets available for plan benefits:		
Beginning of year	2,044,549	1,475,509
End of year	$ 2,514,617	2,044,549

See accompanying notes to financial statements.

(1) Description of the Plan

The following description of the Rayovac 401(k) Savings Plan for Hourly Employees (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan established January 1, 1998, covering hourly union employees, who have completed one hour of service, of Rayovac Corporation (the Company and Plan Administrator) represented by Local Union 1329 of the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America, Local 695 of the International Brotherhood of Teamsters, and Badger Lodge 1406 of the International Association of Machinists. The purpose of the Plan is to provide supplemental support for participants upon their retirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan's assets are included in the Master Trust Agreement for Rayovac Corporation (Master Trust). The Master Trust also includes the assets of the Rayovac 401(k) Retirement Savings Plan, which covers all domestic salaried and nonunion hourly employees.

(b) Contributions

Active participants represented by Local Union 1329 of the International Union, United Automobile, Aerospace, and Agricultural Implement Workers of America, and Badger Lodge 1406 of the International Association of Machinists are permitted to make contributions to the Plan in a whole percentage of not more than 18% of their pretax annual compensation, as defined in the Plan document. All other participants are permitted to make contributions not exceeding 15% of their pre-tax annual compensation, as defined in the Plan document. Participant contributions are limited to $10,500 (adjusted annually pursuant to IRS regulations).

(c) Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant's compensation or account balances, as defined in the Plan document.

(d) Vesting

A participant is fully vested in his or her account at all times.

(e) Investment Fund Options

During the 2000 Plan year, two new funds (Legg Mason Value Trust Fund and Artisan International Fund) were added to the Plan. The Templeton Foreign Fund, Dodge & Cox Fund, and Mainstay Value Equity Fund were discontinued during 2000.

Descriptions of the investment fund options for 2001 and 2000 are as follows:

(continued)

Stable Value Fund

This fund, which seeks a reasonable level of income together with stability of principal, invests in Key Trust Company EB Managed GIC Funds, which invests primarily in various investment contracts. The fund may also invest a portion of its assets in cash or money market accounts for liquidity purposes only.

Legg Mason Value Trust Fund

This fund seeks long-term growth of capital. The fund invests primarily in equity securities that are undervalued in relation to the long-term earning power or asset value of their issuers. The fund may invest a portion of its assets in long-term debt securities. The fund may also invest a portion of its assets in debt securities rated below investment-grade.

Artisan International Fund

This fund seeks long-term capital growth. The fund ordinarily invests a majority of its assets in equities of foreign issuers; it normally maintains investments in at least three foreign countries. When selecting investments, this fund places equal emphasis on country selection and stock selection; it avoids countries that it believes have overvalued markets and focuses on companies that have dominant or increasing market share in strong industries. The fund may invest in emerging markets.

PIMCO Total Return Fund

This fund, an income oriented mutual fund which also seeks capital appreciation over time, invests in a range of bonds and equities resulting in an intermediate maturity portfolio with a duration between three and six years. Bonds may have variable, fixed or floating rates of interest. The fund seeks maximum total return consistent with preservation of capital and prudent investment management.

Vanguard Index Trust 500 Portfolio

This fund, a growth and income mutual fund, invests in all 500 stocks in the Standard & Poor's Composite Stock Price Index (the S&P 500 Index), an index which emphasizes large-capitalization companies and is generally considered to be representative of the U.S. stock market, in approximately the same proportions as they are represented in the S&P 500 Index. The fund seeks to replicate the aggregate price and yield performance of the S&P 500 Index. Balances in this fund may also be invested in short-term money market instruments.

Rayovac Stock Fund

This fund invests in Rayovac Corporation common stock. The fund may also invest a portion of its assets in cash or money market accounts for liquidity purposes only.

(continued)

Eclipse Asset Manager Fund

This fund, an asset allocation mutual fund, seeks to maximize total return by investing in domestic and foreign common stocks, fixed-income securities, and money market instruments within specific percentage guidelines.

AIM Small Cap Growth Fund

This fund, a growth mutual fund, invests in a portfolio which in turn invests in at least 65% of its total assets in equity securities of U.S. issuers that have market capitalizations less than that of the largest company in the Russell 2000 Index. The fund's investment objective is long-term growth of capital.

Janus Mercury Fund

This fund, a growth mutual fund, seeks to achieve long-term growth of capital by investing primarily in common stocks of companies of any size.

MainStay Institutional MAP Equity Fund

This fund, a growth and income mutual fund, seeks long-term appreciation of capital and income earnings through investment in value stocks identified by the fund's adviser.

(f) Payment of Benefits

Upon retirement or termination of employment, the participant's vested account balance is payable to him or her, or in the event of death, the participant's beneficiary. Participants may be eligible for a hardship withdrawal from their pretax participant account under certain circumstances and with the plan administrator's approval.

(g) Transfer from Affiliated Plan

During 2001 and 2000, account balances of those participants with account balances in both the Plan and the Rayovac 401(k) Retirement Savings Plan were merged into the Plan or Rayovac 401(k) Retirement Savings Plan dependent on current status.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis and present the assets available for plan benefits and changes in those assets in accordance with accounting principles generally accepted in the United States of America.

(b) Trust Fund Managed by New York Life Trust Company (Trustee)

Under the terms of a trust agreement between the New York Life Trust Company (Trustee) and the Plan, the Trustee manages the Master Trust on behalf of the Plan.

(c) ***Valuation of Investments and Income Recognition***

The fair value of the Plan's interest in the Master Trust is based on the beginning of year value of the Plan's interest in the Master Trust plus actual contributions and allocated investment income, including unrealized gains and losses, less actual distributions and allocated administrative expenses.

Investments in shares of mutual funds are stated at quoted net asset values. Investments in shares of Rayovac Corporation common stock are stated at quoted market prices.

Purchases and sales of securities are reflected on a trade-date basis. The Plan reports realized and unrealized gains and losses for financial statement purposes based on revalued cost wherein cost is determined to be fair value at the end of the prior plan year, or historical cost if the investment was acquired since the beginning of the plan year, as required by the Department of Labor.

The Plan's investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of assets available for plan benefits and the statement of changes in assets available for plan benefits.

(d) ***Benefits Paid***

Benefits paid to participants are recorded upon distribution.

(e) ***Administrative Expenses***

Expenses incurred in the administration of the Plan are paid both by the Plan and by the Company. Administrative expenses for 2001 and 2000 were approximately $22,000. The fees paid by the Company for 2001 and 2000 were approximately $18,000. The fees paid by the Plan, which consist of management fees, were approximately $4,000 in 2001 and 2000.

(f) ***Use of Estimates***

The plan administrator has made a number of estimates and assumptions relating to the reporting of assets available for plan benefits and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of changes in assets available for plan benefits during the reporting period to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(g) ***Participant Loans***

Participants represented by Local Union 1329 of the International Union, United Automobile, Aerospace, and Agricultural Implement Workers of America, and Badger Lodge 1406 of the International Association of Machinists may receive loans from their accounts up to the lesser of 50% of the individual participant's vested account balance or $50,000. If the participant has received a loan in the past, however, the $50,000 limit is reduced by the excess of the highest outstanding loan balance during the 12-month period over the balance owed at the time the participant applied for the

(continued)

loan. Loan terms must not exceed five years, except in the case of loans used for purchase of a primary residence, in which case the loan period must not exceed ten years. Loans are secured by the vested balance in the participant's account and bear interest at the Prime Rate plus 150 basis points. Principal and interest payments are due on a quarterly basis or more often and are reinvested in the investment option(s) selected by the participant.

(3) Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated May 19, 2002, that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

(4) Party-in-Interest Transactions

All transactions involving the investments administered by the Trustee and investments in Rayovac Corporation common stock and other transactions with the company or Plan participants are considered party-in-interest transactions.

(5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(6) Master Trust Agreement for Rayovac Corporation (Master Trust)

A summary of investments in the Master Trust as of December 31, 2001 and 2000, is as follows:

	2001	2000
Assets:		
Investments, at fair value:		
Mutual funds	$ 56,752,196	63,239,937
Participant loans, interest rates of Prime plus 150 basis points	391,456	465,852
Rayovac Corporation common stock	3,305,051	3,814,862
Total assets	$ 60,448,703	67,520,651

(continued)

RAYOVAC 401(k) SAVINGS PLAN
FOR HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2001 and 2000

The changes in assets of the Master Trust during the years ended December 31, 2001 and 2000 are as follows:

	2001	2000
Increases in assets:		
Investment income:		
Net appreciation in fair value of investments –		
Rayovac Corporation common Stock	$ 1,177,805	—
Total net appreciation in fair value of investments	1,177,805	—
Interest and dividends	463,255	475,817
Total investment income in Master Trust	1,641,060	475,817
Participant contributions	3,777,672	4,167,133
Employer contributions	1,661,935	1,744,440
Rollovers	166,455	534,929
Total increases	7,247,122	6,922,319
Deductions from assets:		
Net depreciation in fair value of investments:		
Mutual funds	7,814,306	7,179,361
Rayovac Corporation common stock	—	206,749
Distributions and benefits paid	6,473,211	8,917,562
Administrative expenses	31,553	12,677
Total deductions	14,319,070	16,316,349
Net decrease	(7,071,948)	(9,394,030)
Assets, beginning of year	67,520,651	76,914,681
Assets, end of year	$ 60,448,703	67,520,651

As of December 31, 2001 and 2000, the Plan has an allocated share of 4.2% and 3.0% of the total Master Trust investments. The Plan has an allocated share of investment income of 3.7% for 2001 and 2.5% for 2000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYOVAC 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES

BY 

Thom Weiss, Member of Plan Administrative Committee

June 26, 2002.

EXHIBIT 23.1

Consent of KPMG LLP

The Board of Directors
Rayovac Corporation:

We consent to incorporation by reference in the registration statement on Form S-8 (No. 333-41815), of Rayovac Corporation of our report dated May 3, 2002, relating to the statements of assets available for plan benefits of the Rayovac 401(k) Savings Plan for Hourly Employees as of December 31, 2001 and 2000 and the related statements of changes in assets available for plan benefits for the years then ended, which report appears in the December 31, 2001 annual report on Form 11-K of the Rayovac 401(k) Savings Plan for Hourly Employees.

KPMG LLP

Milwaukee, Wisconsin
June 26, 2002